Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: The following is an excerpt of the transcript of the earnings release conference call held by RadNet, Inc. on May 12, 2025 as well as responses to certain questions from analysts provided by RadNet, Inc.’s executive officers.

Howard Berger

[…]

Subsequent to the quarter end, on April 15 we announced the acquisition and signing of a definitive agreement of iCAD Inc., a global leader in providing clinically proven AI-powered breast health solutions. iCAD’s profound breast health suite and RadNet’s DeepHealth AI-powered breast scanning solutions together have the ability to materially expand and improve patient diagnosis and outcomes on a global basis through further enabling accuracy and early detection. With over 1,500 healthcare provider locations and facilitating over 8 million annual mammograms in 50 countries, iCAD’s installed base and strong sales, engineering and marketing capabilities will provide us with immediate, broad and valuable customer relationships and commercialization capabilities that can accelerate existing DeepHealth opportunities.

With this business combination, we hope to accelerate our global leadership in and commitment to AI-powered breast cancer screening and position us to further advance population health. The transaction, expected to close in the second quarter or early part of the third quarter of 2025 is subject to the approval by iCAD shareholders, stockholders, and other customary closing conditions.

[…]

Operator

[…]

Today’s first question comes from Brian Tanquilut with Jefferies. Please go ahead.

Brian Tanquilut

Hey, good morning guys, and congrats on the quarter. Howard, maybe on your comment earlier on the strength you’re seeing across advanced imaging, as we think about—you know, if you look out to the next three to five years, how do you think the growth in advanced imaging will hold, and what do you think the drivers would be for that, I guess in just the broader context of utilization growth and the sustainability of current volume trends for your business?

Howard Berger

Thank you Brian, good morning. We certainly expect these trends to continue. The way that we are addressing the need for greater capacity is to basically utilize tools that are either AI developed or recognizing better ways to manage our business with the new equipment that we’ve invested in. Both of these tools have had substantial impact in staffing the centers to accommodate the demand that we have. In most of our regions, we have backlogs that are very difficult given staffing shortages, but as we put the newer equipment in which has shorter time slots and as AI itself becomes more efficient, for example with our TechLive, we expect to capture a lot of that backlog and drive revenue through that.

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Additionally, AI itself will continue to increase demand. As I mentioned in my remarks, things like our EBCD program which grew by a third, comparing last year’s results in the first quarter to this year’s, will continue not only inside RadNet but outside RadNet as we make this incredibly important tool available to others. That will help be facilitated by our iCAD acquisition and the other AI products that we intend to offer for screening, but it’s not limited just to breast AI. Advanced imaging will continue to grow as newer and newer techniques, such as in cardiac imaging and CT angiography maintain an enormously beneficial position for managing health.

Cardiovascular disease is the greatest cause of death in the United States, and newer tools for treating this with medications once risks are noticed in the patient have changed the entire cardiology business dramatically. When you add to that the enormous growth that we’re seeing in PET/CT, which grew by, I think it was almost 23% in a challenging first quarter of last year to this year, we expect that growth to continue. I think we are uniquely capable of doing that because of the numerous PET/CT systems that we have across all of our markets, and for which we get very specialized reading capabilities to help the referring physicians have confidence in the value of these tools. I see imaging, particularly for advanced imaging being—growing at probably an accelerated rate, but I don’t want to lose sight of the fact that routine imaging is growing rapidly also, and that will be a major focus for RadNet in the near future here to help facilitate managing that growth from an operational standpoint and improving the quality of what’s done, not only in outpatient imaging centers, but to other imaging providers that are not necessarily steeped in radiology as part of their provider responsibilities.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, on May 6, 2025, RadNet filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus filed with the SEC related to the proposed merger contains important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or that will be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters.

Investors are able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus, and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 28, 2025. Information about the directors and executive officers of iCAD is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2024, which was filed with the SEC on April 30, 2025. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, have been or will be contained in the proxy statement/prospectus and other relevant materials that have been or that will be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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